SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

First Submission For the month of November 2004.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: November 5, 2004 By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI System Inc.

*Print name and title under the signature of the signing officer

NOTICE OF CHANGE OF AUDITOR – NATIONAL INSTRUMENT 51-102

TAKE NOTICE THAT:

Pursuant to National Instrument 51-102, QI Systems Inc. (the “Company”) hereby advises that the on July 7, 2004 Wolrige Mahon, Chartered Accountants, of Vancouver, British Columbia resigned as auditor of the Company at its own initiative.

TAKE FURTHER NOTICE THAT:

(a) On July 7, 2004 Amisano Hansen, Chartered Accountants, of Vancouver, British Columbia, were approved by the Board of Directors of the Company as successor auditors.

(b) The reports issued by Wolrige Mahon on any of the Company´s financial statements during they time they served as the Company´s auditors did not contain any reservation.

(c) In the opinion of the Company, there were no reportable events, as defined by National Instrument 51-102, which occurred in connection with the audit of the financial statements of the Company during the period in which Wolrige Mahon served as the Company´s auditor.

(d) There are no unresolved issues between the Company and Wolrige Mahon.

DATED this 29th day of October 2004

BY ORDER OF THE BOARD:

QI SYSTEMS INC.

“Craig R. Jones”

Corporate Secretary

Ninth Floor Commerce Place 400 Burrard Street Vancouver British Columbia V6C 3B7

Telephone: 604 684 6212 Fax: 604 688 3497

www.wolrigemahon.com

Direct: 604 691 6806

amccready@wolrigemahon.com

October 29, 2004

British Columbia Securities Commission

701 West Georgia Street

PO Box 10142, Pacific Centre

Vancouver BC V7Y 1L2

– and –

Alberta Securities Commission

4th Floor, 300-5th Ave SW

Calgary, AB T2P 3C4

Gentlemen:

Re: Termination of Wolrige Mahon, Chartered Accountants as Auditor for QI Systems

Inc. (the "Company")

In accordance with National Policy Statement No. 31, we have reviewed the Company's Notice of

Change of Auditor dated October 29, 2004, and we do not disagree with the information contained in such Notice.

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Amisano Hanson, will be provided to the Company's registered shareholders.

Yours very truly,

WOLRIGE MAHON

Alex A. McCready, CA

Igk/i:\q\qi systems inc._11760\correspondence\2004\oct 29 04 ltr.doc

TERRY AMISANO LTD. AMISANO HANSON

KEVIN HANSON, CA CHARTERED ACCOUNTANTS

October 29, 2004

British Columbia Securities Commission

701 West Georgia Street

PO Box 10142, Pacific Centre

Vancouver BC V7Y 1L2

And

Alberta Securities Commission

4th Floor, 300-5th Ave SW

Calgary, AB T2P 3C4

Dear Sirs:

Re: QI Systems Inc. (the "Company")

As the successor auditors of the above Company and pursuant to National Policy No. 31 of the

Canadian Provincial Securities Administrators, we have reviewed the Notice of Change of Auditor's dated October 29, 2004 (the "Notice") for the Company and, based on our knowledge of the information at the time, we agree with the information contained in the Notice.

We understand that the Notice, this letter and a letter from the former auditor will be disclosed in the Information Circular to be mailed to all shareholders of the Company for the Company's next General Meeting at which action is to be taken concerning the change of auditor.

Yours truly,

AMISANO HANSON

“Kevin Hanson”

Kevin R. Hanson, C.A.

750 WEST PENDER STREET, SUITE 604 TELEPHONE: 604-689-0188

VANCOUVER CANADA FACSIMILE: 604-689-9773

V6C 2T7 E-MAIL: amishan@telus.net